HIBERNIA FUNDS

                              5800 Corporate Drive
                       Pittsburgh, Pennsylvania 15237-7010

                                September 1, 2005


EDGAR Operations Branch
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, Northwest
Washington, DC  20549


       RE:    HIBERNIA FUNDS (the "Registrant")
                  Hibernia Capital Appreciation Fund
                  Hibernia Louisiana Municipal Income Fund
                  Hibernia Mid Cap Equity Fund
                  Hibernia Total Return Bond Fund
                  Hibernia U.S. Government Income Fund
                  Hibernia Cash Reserve Fund
                  Hibernia U.S. Treasury Money Market Fund
                1933 Act File No. 33-21321
                1940 Act File No. 811-5536

Dear Sir or Madam:

     On behalf of the Registrant, I hereby submit this application for withdrawal of the Supplement to the Prospectus and Statement of Additional Information of the Registrant, which was filed pursuant to Rule 497(e) of the Securities Act of 1933 today, September 1, 2005. The accession number of this filing was 0001318148-05-000497.

     This withdrawal is being made as a result of a business decision announced today to delay the acquisition of Hibernia Corporation by Capital One.

     If you have any questions on this filing, please contact Heather Aland Eastgate at (412) 288-1097.

                                              Very truly yours,



                                              /s/ Timothy S. Johnson
                                              Timothy S. Johnson
                                              Secretary